UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc -
(the "Company")
Notification of Directors' Interests

Long-Term Incentive Plan ("LTIP") - 2012 Release

In 2001, the Company established the Pearson Long Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.  Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted in 2007

Under the terms of the LTIP, three-quarters of any shares that vest are released to participants three years after an award is granted. The remaining quarter is released two years later, providing that the executive has retained the released shares and is still employed by the Company.

The following table sets out the number of shares released to directors on 30 July 2012 under the 2007 LTIP awards. The LTIP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released.  The shares set out in the third column below were sold on 30 and 31 July 2012 at an average price of 1194.0p per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Shares Released	Shares sold to discharge tax liabilities	Shares Retained
Will Ethridge	36,995	17,148	19,847
Rona Fairhead	31,325	16,289	15,036
Robin Freestone	30,209	15,709	14,500
John Makinson	25,060	13,032	12,028
Marjorie Scardino	90,963	44,591	46,372

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of shares	% of Capital
Will Ethridge	505,635	0.06194
Rona Fairhead	487,461	0.05972
Robin Freestone	403,804	0.04947
John Makinson	504,024	0.06174
Marjorie Scardino	1,566,522	0.19190

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 August 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary